UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32468 / February 6, 2017

In the Matter of

GUARDIAN VARIABLE PRODUCTS TRUST and
PARK AVENUE INSTITUTIONAL ADVISERS LLC

Law Department, H-23-G, Suite 300
7 Hanover Square, New York, NY 10004

(File No. 812-14627)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Guardian Variable Products Trust and Park Avenue Institutional Advisers LLC filed an
application on March 16, 2016 and an amendment to the application on September 8, 2016,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an
exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain
disclosure requirements. The order permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements.

On January 9, 2017, a notice of the filing of the application was issued (Investment Company
Act Release No. 32420). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Guardian Variable Products Trust and Park Avenue Institutional Advisers LLC (File No. 812-14627) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary